November 5, 2009

Wang Jianzhou
Chairman and Chief Executive Officer
China Mobile Limited
60th Floor, The Center
99 Queen's Road Central
Hong Kong, China

> **Re: China Mobile Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 23, 2009**
> **File No. 333-12222**
> **Response Letter Dated October 30, 2009**

Dear Mr. Wang:

    We refer you to our comment letter dated September 30, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                                    Sincerely,

                                    Cecilia Blye, Chief
                                    Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance